Filed Pursuant to Rule 424(b)(3)
Registration No.: 333-210567

Prospectus Supplement

(To Prospectus dated April 13, 2016)

ANWORTH MORTGAGE ASSET CORPORATION

Common Stock

6.25% Series B Cumulative Convertible Preferred Stock

7.625% Series C Cumulative Redeemable Preferred Stock

This prospectus supplement relates to sales of an aggregate of 29,328 shares of our Series C Cumulative Redeemable Preferred Stock (which we refer to as our “Series C Preferred Stock”) made in at-the-market transactions during the three month period ended September 30, 2016. FBR Capital Markets & Co. (which we refer to as “FBR”) acted as our agent with respect to these sales pursuant to an At Market Issuance Sales Agreement, dated August 10, 2016 (which we refer to as the “Sales Agreement”), among us, Anworth Management LLC, and FBR, as described in the accompanying prospectus, as supplemented. The Sales Agreement has been filed as an exhibit to our Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on August 10, 2016. In connection with these sales, we paid commissions to FBR as follows:

Gross proceeds to us from sales of Series C Preferred Stock	$736,546
Commission to FBR	$7,365
Net proceeds, before expenses, to us	$729,181

You should read carefully this prospectus supplement and the accompanying prospectus, dated April 13, 2016, and each supplement thereto before you invest. These documents contain information you should consider when making your investment decision.

Our common stock trades on the New York Stock Exchange under the symbol “ANH.” On October 4, 2016, the last reported sales price of our common stock was $4.78 per share. Our Series B Cumulative Convertible Preferred Stock (which we refer to as our “Series B Preferred Stock”) trades on the New York Stock Exchange under the symbol “ANHPrB.” On October 4, 2016, the last reported sales price of our Series B Preferred Stock was $24.46 per share. Our Series C Preferred Stock trades on the New York Stock Exchange under the symbol “ANHPrC.” On October 4, 2016, the last reported sales price of our Series C Preferred Stock was $25.00 per share.

Investing in our capital stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the accompanying prospectus, as supplemented, to read about factors you should consider before buying shares of our common stock, Series B Preferred Stock, or Series C Preferred Stock.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

FBR

The date of this Prospectus Supplement is October 5, 2016